

September 19, 2018

Peng Yang
President
ORANCO INC
One Liberty Plaza, Suite 2310 PMB# 21
New York, NY 10006

> **Re: ORANCO INC**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 5, 2018**
> **File No. 000-28181**

Dear Mr. Yang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

General

1. It appears that the approval of the increase in authorized shares is intended to facilitate your acquisition of Reliant Galaxy International Limited. Note A to Schedule 14A requires that the information called for by Items 11, 13 and 14 to be provided when security holders are asked to authorize the issuance of additional securities to be used to acquire another specified company when there will be no separate opportunity to vote on the acquisition. Please revise the preliminary information statement to include the information required by Items 11, 13 and 14 of Schedule 14A with respect to this transaction. Refer to Note A of Schedule 14A which applies to you through Item 1 of Schedule 14C.

Peng Yang
ORANCO INC
September 19, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ruairi Regan at 202-551-3269 or Pamela Howell, Special Counsel at 202-551-3357 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Beverages, Apparel and
                                          Mining

cc: George Du, Esq.